12g3-2(b) file number: 82-34841

antisense
THERAPEUTICS

27 February 2007

RECEIVED
SEC MAIL PROCESSING SECTION
MAR 0 8 2007
WASH. D.C.
203

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA

07021666

SUPPL

Dear Sir/Madam

Re: Antisense Therapeutics Limited

Please find attached copies of documents lodged with the Australian Stock Exchange (ASX).

Date of Announcement/Lodgement	To:	Title	No of pages
5 February 2007	ASX	Antisense Therapeutics Extends its Drug Discovery & Development Collaboration with Isis Pharmaceuticals	1
7 February 2007	ASX	Lead Compound ATL1102 – Intellectual Property portfolio expanded with patent granted in Europe.	1
19 February 2007	ASX	Notice of General Meeting	7

Yours sincerely

PROCESSED
MAR 1 3 2007
THOMSON
FINANCIAL

Mark Diamond
Managing Director

Encls.

Dw 3/12

LEVEL 1, 10 WALLACE AVENUE TOORAK VIC 3142 AUSTRALIA TEL +61 (3) 9827 8999 FAX +61 (3) 9827 1166 WEB. WWW.ANTISENSE.COM.AU
ANTISENSE THERAPEUTICS LIMITED ABN 41 095 060 745

antisense THERAPEUTICS

5 February 2007

Antisense Therapeutics Extends its Drug Discovery and Development Collaboration with Isis Pharmaceuticals

Antisense Therapeutics Ltd. (ANP) is pleased to announce that it and Isis Pharmaceuticals have agreed to extend their drug discovery and development collaboration for a further two years.

The original collaboration agreement which commenced in December 2001 allows ANP to select, test and assess new antisense compounds for a variety of diseases and potential commercial markets. The intent of this agreement and its extension is to add new products to ANP's current drug development pipeline which includes ATL1102 for multiple sclerosis and ATL1103 for growth and sight disorders, the latter of which is a direct product of this active collaboration.

The collaboration agreement facilitates ANP holding world-wide exclusive licenses to any of those drugs which it ultimately decides to develop and commercialise.

"We are delighted to be able to continue our discovery and development collaboration with Isis who are world leaders in antisense technology and its application," said Mark Diamond, CEO of Antisense Therapeutics. "We know that there is growing international interest in the clinical application of Isis' antisense technology and thus the extension of these rights adds considerable value to our company. Exploiting our development collaboration with Isis remains the quickest and most cost effective way for the Company to expand its pipeline with high quality drug candidates."

C. Frank Bennett, Ph.D., Isis' Senior Vice President of Research, commented, "ANP is an example of Isis' partnering strategy in which we partner Isis assets with high-quality organizations, such as ANP, to broaden the number of antisense drugs in development. Isis is pleased to extend its drug discovery and development collaboration with ANP. The past five years have been very productive with the advancement of ATL1102 into Phase 2 clinical trials and the identification of two additional clinical development candidates out of the collaboration. We have a great relationship with ANP and look forward to advancing additional drugs into the clinic."

About Antisense Therapeutics Limited
Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company. Its mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets. Isis Pharmaceuticals is a major shareholder of ANP (more information about Isis is available at www.isispharm.com.)

Contact Information: Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Phillip Hains +61 3 9824 5254
Media – Market Connect (Simon Watkin) +61 3 9686 9931

antisense THERAPEUTICS

7 February 2007

Lead compound ATL1102 - intellectual property portfolio expanded with patent granted in Europe

Antisense Therapeutics Limited (ANP) is pleased to announce that the European Patent Office has granted a patent No 1123414 entitled "Antisense Modulation of Integrin alpha 4 expression" which covers ANP's lead compound ATL1102 until 2019

The European patent application will be registered in the United Kingdom, Germany, France, Italy, Spain, Denmark, Finland, Netherlands and Sweden.

The patent granted forms part of the extensive portfolio of intellectual property protecting ATL1102 and its applications in the treatment of multiple sclerosis (MS), asthma and other diseases. These include granted patents in the US, Japan and Australia and a patent pending in Canada. In Europe and Australia, claims to ATL1102 can be extended to 2024 once the drug is registered.

Antisense Therapeutics has an exclusive license to ATL1102 from its collaboration partner Isis Pharmaceuticals Inc. in the US.

ATL1102 is a second generation antisense inhibitor of integrin $\alpha 4$, a subunit of the immune system protein VLA-4 (Very Late Antigen-4) and is currently in Phase II clinical trials as a treatment for MS. VLA-4 is a clinically validated target in MS. Antisense inhibition of VLA-4 has demonstrated positive effects in a number of animal models of inflammatory disease including MS and asthma.

The granting of the European patent is an important element in ANP's business strategy to provide comprehensive intellectual property protection for ATL1102 on a global basis. Alongside the patent protection provided by the above patents, ATL1102 is also covered by other Isis Pharmaceuticals antisense technology and manufacturing patents and applications to which ANP has a world-wide license and which extend patent protection for ATL1102 in the US until 2023.

Having comprehensive intellectual property protection for ATL1102 is integral in enhancing the drug's commercial value.

About Antisense Therapeutics Limited
Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company. Its mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets.

Contact Information:

Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Phillip Hains+61 3 9824 5254
Media – Market Connect (Simon Watkin) +61 3 9686 9931

antisense
THERAPEUTICS

19 February 2007

MR JOHN SAMPLE
FLAT 123
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN VIC 3030

Dear Shareholder

Please find accompanying Notice of General Meeting of shareholders to be held on 28 March 2007. The Board of Antisense Therapeutics is seeking shareholder approval to ratify the previous issue of 69 million ordinary shares in the Company by way of a capital raising in November 2006 (details of which are provided in the Explanatory Memorandum which accompanies and forms part of the Notice of General Meeting).

In writing to you to advise of the upcoming General Meeting, I wanted to take the opportunity to first thank all shareholders for their continued support of the Company and to secondly highlight some recent positive announcements made by the Company which confirm the solid progress we are making in advancing our product pipeline and in turn, in adding shareholder value.

In the 3 months following the above mentioned placement to overseas institutional investors the Company has issued the following key ASX announcements relating to significant progress with regard to 2nd generation antisense technology and more specifically in relation to Antisense Therapeutics' own applications of this technology.

- 13/11/2006; Market developments – Antisense Technology
  ISIS Pharmaceuticals reports positive Phase 2 data on its 2nd generation antisense drug ISIS 301012 providing further validation for 2nd generation antisense drug development programs
- 20/12/2006; Growth and sight disorders drug ATL1103 to progress towards clinical development
- 25/12/2006; ATL1102 Phase IIa Multiple Sclerosis Trial Update
- 5/2/2007; Antisense Therapeutics Extends its Development Collaboration with Isis Pharmaceuticals
- 7/2/2007; Lead compound ATL1102 – intellectual property portfolio expanded with patent granted in Europe

- Full copies of these announcements are available on our website: www.antisense.com.au

We are excited by the progress that we are making and we look forward to providing further updates on our activities in due course.

Yours sincerely

Mark Diamond
Managing Director

antisense THERAPEUTICS

NOTICE OF GENERAL MEETING

Incorporating Explanatory Memorandum and Proxy Form

To Be Held On:
Wednesday, 28 March 2007

At:
10.00am

Suite 1, 1233 High Street, Armadale, Victoria, 3143

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

NOTICE OF GENERAL MEETING

Notice is given that a General Meeting of Shareholders (the "Meeting") of Antisense Therapeutics Limited (the "Company") will be held at 10.00am on Wednesday the 28th of March, 2007 at Suite 1, 1233 High Street, Armadale, Victoria, 3143.

PROPOSED RESOLUTION

To consider and, if deemed advisable, to adopt the following Resolution as an ordinary resolution:

Resolution: **Approval of Prior Issue of Placement Shares**

"That, for the purposes of Listing Rule 7.4, the issue of 69 million Shares as described in the Explanatory Memorandum which accompanies and forms part of the Notice of General Meeting, is ratified."

Date: Monday, the 19th of February, 2007

By Order Of the Board

Phillip Hains
Company Secretary
Antisense Therapeutics Limited

The accompanying Explanatory Memorandum and the following information for shareholders form part of this Notice of General Meeting.

INFORMATION FOR SHAREHOLDERS

Voting Exclusion Statement

In accordance with ASX Limited (**ASX**) Listing Rule 14.11, the Company will disregard votes cast on the Resolution by:

- persons who participated in the issue; or
- an associate of that person.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Voting Entitlement Time

The Company has determined, in accordance with regulation 7.11.37 of the *Corporations Regulations 2001* (Cth), that the Company's shares quoted on ASX at 7.00 pm Melbourne time on Monday, 26 March 2007 are taken, for the purposes of the Meeting to be held by the persons who held them at that time. Accordingly, those persons are entitled to attend and vote (if not excluded) at the Meeting.

Proxies

1. A member who is entitled to vote at the Meeting may appoint:

   (a) one proxy if the member is only entitled to one vote; or

   (b) one or two proxies if the member is entitled to more than one vote.

2. Where a Shareholder appoints one proxy, that proxy may, subject to the Corporations Act, vote on a show of hands.

3. Where the member appoints two proxies, the appointment may specify the proportion or number of votes that each proxy may exercise. If the appointment does not specify a proportion or number, each proxy may exercise one-half of the votes, in which case any fraction of votes will be disregarded. Neither proxy may vote on a show of hands.

4. A proxy need not be a member of the Company.

5. If you require an additional proxy form, the Company will supply it on request.

6. The proxy form and the power of attorney or other authority (if any) under which it is signed (or a certified copy) must be received by the Company as soon as possible and in any event no later than 10.00 am Melbourne time on 26 March 2007. Proxies may be lodged by hand, mail or facsimile to the following offices or facsimile numbers:

   Antisense Therapeutics Limited
   c/o Suite 1, 1233 High Street
   Armadale Victoria 3143
   Fax: (03) 9923 6418

7. Proxies given by corporate shareholders must be executed in accordance with their constitutions, or signed by duly authorised attorney.

8. A proxy may decide whether to vote on any motion, except where the proxy is required by law or the Company's constitution to vote, or abstain from voting, in their capacity as proxy. If a proxy is directed how to vote on an item of business, the proxy may vote on that item only in accordance with that direction. If a proxy is not directed how to vote on an item of business, a proxy may vote as he or she thinks fit.

9. If a Shareholder appoints the chairman of the Meeting as the Shareholder's proxy and does not specify how the chairman is to vote on an item of business, the chairman will vote, as proxy for that Shareholder, in favour of the item on a poll.

10. The chairman of the Meeting intends to vote all undirected proxies from Shareholders in favour of the Resolution.

EXPLANATORY MEMORANDUM

This Explanatory Memorandum dated Monday, the 19th of February, 2007, has been issued by Antisense Therapeutics Limited (the "Company"). This Explanatory Memorandum forms part of, and should be read in conjunction with, the Notice of General Meeting. This Explanatory Memorandum has been prepared to assist Shareholders in the consideration of the Resolution proposed in the Notice of General Meeting.

The Board recommends that Shareholders vote in favour of the Resolution described in this Explanatory Memorandum.

Resolution – Approval of Prior Issue of Placement Shares

Placement

Shareholder approval is sought to ratify the previous issue of 69 million ordinary shares of the Company (**Placement Shares**) in a capital raising that occurred in November 2006.

The Placement Shares comprised the issue of:

- 30,000,000 Placement Shares to Firebird Global Master Fund Ltd (a body corporate registered in the Cayman Islands);
- 30,000,000 Placement Shares to Firebird Global Master Fund II Ltd (a body corporate registered in the Cayman Islands); and
- 9,000,000 Placement Shares to PowerOne Capital Markets Ltd (a body corporate registered in Canada).

The Placement Shares were issued on 13 November and 15 November 2006 at a price of A$0.03 per ordinary share. The Placement Shares are deemed fully paid and rank equally with the Company's existing issued and outstanding ordinary shares.

This capital raising raised A$2.07 million before costs. The funds raised are to be used by the Company to assist with the costs associated with its continued development of its product pipeline.

Listing Rules

Under ASX Listing Rule 7.1 an entity must not issue, or agree to issue, more than fifteen percent (15%) of its capital in any 12 month period without the approval of its Shareholders

Under ASX Listing Rule 7.4 an issue of securities made without approval under ASX Listing Rule 7.1 is treated as having been made with approval for the purpose of Listing Rule 7.1 if the issue did not breach Listing Rule 7.1 and Shareholder approval is subsequently obtained.

By obtaining Shareholder approval for the issue of the Placement Shares, the Company retains the ability to issue up to fifteen per cent (15%) of its capital for any future capital raising without the need for further Shareholder approval.

antisense
THERAPEUTICS

Proxy Form

Antisense Therapeutics Limited
ABN 41 095 060 745

Mark this box with an 'X' if you have made any changes to your address details (see reverse) [X]

All correspondence to:
Antisense Therapeutics Ltd
c/o Suite 1, 1233 High Street
Armadale Victoria 3143
Ph: (03) 9824 5254
Fx: (03) 9923 6418

000001
000
SAM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 IND

Appointment of Proxy

I/We being members/s of Antisense Therapeutics Limited (Company) and entitled to vote hereby appoint

[ ] the Chairman of the Meeting (mark with an 'X') **OR** [ ] Write here the name of the person you are appointing if this person is someone other than the chairman of the Meeting.

or failing the person named, or if no person is named, the chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the General Meeting of the Company to be held at Suite 1, 1233 High Street, Armadale, Victoria, 3143 at 10.00 am on Wednesday, 28 March 2007 and at any adjournment of that meeting.

☞ [X] If the chairman of the Meeting is appointed as your proxy, or may be appointed by default and you do not wish to direct your proxy how to vote as your proxy in respect of the Resolution, please place a mark in the box.

Voting directions to your proxy - please mark [X] to indicate your directions

		For	Against	Abstain*
Resolution:	**Approval of Prior Issue of Placement Shares**	[ ]	[ ]	[ ]

The chairperson of the Meeting intends to vote undirected proxies in favour of each item of business
* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
[ ]	[ ]	[ ]
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.

Contact Name ____ Contact Daytime Telephone ____ Date / /

ANP 5PR 033060_00M10A

How to complete this Proxy Form

1 Your Address

This is your name and address as it appears on the company's share register. If this information is incorrect, please contact the Company's share registry to arrange for changes to be made.

2 Appointment of a Proxy

If you wish to appoint the chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the chairman of the Meeting will be your proxy. A proxy need not be a security holder of the Company.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your Shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be noted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second Proxy, an additional Proxy Form may be obtained by telephoning the Company's share registry or you may copy this form.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is more than one name, all the security holders should sign.
Power of Attorney:	to sign under a Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the Company (pursuant to section 204A of the Corporations Act) does not have a Company Secretary, a Sole Director can sign alone. Otherwise this form must be signed by a Director jointly with either another Director or Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained form the Company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below not later than 10:00 am Monday, 26 March 2007 (48 hours before the commencement of the meeting). Any Proxy Form received after that time will not be valid for the Meeting.

END

Documents may be lodged by posting, delivery or facsimile to:
Antisense Therapeutics Limited
c/o Suite 1, 1233 High Street, Armadale Victoria 3143
PO Box 8694, Armadale Victoria 3143
Ph: 03 9824 5254
Fx: 03 9923 6418

033080_00M10A